SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

November 8, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Periodic update on transaction details related to Philips’ share repurchases”, dated November 5, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on November 8, 2021

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

November 5, 2021

Periodic update on transaction details related to Philips’ share repurchases

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported that in the period from October 29, 2021 up to and including November 4, 2021 a total of 1,620,558 of its own common shares were repurchased, with a weighted average purchase price of EUR 40.81. These repurchases were made under the repurchase program for capital reduction purposes, which was announced on July 26, 2021. Since the start of the program, Philips also entered into a number of forward transactions, with settlement dates in 2022, 2023 and 2024. Further details can be found via this link.

For further information, please contact:

Martijn van der Starre
Philips Global Press Office
Tel.: +31 6 2847 4617
E-mail: martijn.van.der.starre@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 597 7055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2020 sales of EUR 17.3 billion and employs approximately 78,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.